UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._5_)*


                               Chyron Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   171605108
                        ------------------------------
                                 (CUSIP Number)

                                December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)


CUSIP NO. 171605108
          ---------
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
      13-2649199
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [  ]
      (b) [x]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  New York
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              5    SOLE VOTING POWER  0
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  8,676,204
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER  0
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  8,676,204
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,676,204
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[ x]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  21.2%
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 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
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      BD,IA
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Item 1

    (a)  Name of Issuer  Chyron Corporation

    (b)  Address of Issuer's Principal Executive Offices
         5 Hub Drive, Melville, NY  11747


Item 2

    (a)  Name of Person Filing
      Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
      13-2649199

    (b) Address of Principal Business Office or, if none, Residence 909 Third Avenue, New York, NY 10022

    (c) Citizenship WPG is a Limited Liability company, organized under the laws of the State of Delaware.

    (d)  Title of Class of Securities  Common Stock

    (e)  CUSIP Number  171605108

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
    (a)  [x]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:  8,676,204 as of December 31, 2004

    (b)  Percent of class:  21.2%

    (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote  0

       (ii)  Shared power to vote or to direct the vote  8,676,204

       (iii) Sole power to dispose or to direct the disposition of  0

       (iv)  Shared power to dispose or to direct the disposition of 8,676,204

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This statement on Schedule 13G (Schedule 13G) is filed by Robeco USA, L.L.C. (Robeco), a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,284,969 shares of common stock of Chyron Corp. (the Common Stock) held by WPG Enterprise Fund II, L.L.C. as well as 1,068,190 shares of Common Stock held by WPG Venture Associates III, L.L.C., as well as 5,173,187 shares of Common Stock held by WPG Corporate Development Associates IV, L.L.C., as well as 1,247,299 shares of Common Stock held by WPG Corporate Development Associates IV (Overseas), L.P. on December 31, 2004. Robeco USA, L.L.C. (formerly Weiss, Peck & Greer, L.L.C.) is Class A Member of WPG Venture Partners, L.L.C., General Partner of WPG Enterprise
Fund II, L.L.C. and WPG Venture Associates III, L.L.C. Robeco USA, L.L.C. (formerly Weiss, Peck & Greer, L.L.C.) is also Class A Member of WPG PE Fund Adviser, L.L.C., General Partner of WPG Corporate Development Associates IV, L.L.C., as well as Class A Member of WPG PE Fund Adviser (Overseas), L.P., General Partner of WPG Corporate Development Associates IV (Overseas), L.P.
By reason of Rule 13d-3 under the Act, Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. may be deemed to be a beneficial owner of such Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


Item 8.  Identification and Classification of Members of the Group.


Item 9.  Notice of Dissolution of a Group


Item 10.  Certification

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     2/10/05
                                         ----------------------------------
                                                       Date

                                             /s/ Mary Ann Iudice
                                         ----------------------------------
                                                     Signature



                                               Chief Compliance Officer
                                         ----------------------------------
                                                     Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)